UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ALLEGO N.V.
(Name of Issuer)

Ordinary Shares, nominal value €0.12 per share
(Title of Class of Securities)

N0796A100
(CUSIP Number)

August 8, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS
E8 Partenaires (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
0 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
13,292,182 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,292,182

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The ultimate controlling persons of E8 Partenaires are Mr. Bruno Heintz and Mr. Jean-Marc Oury.

(2) This percentage calculation is based on an aggregate of 271,010,790 Ordinary Shares outstanding as of December 31, 2023, as set out in Allego N.V.'s annual report on Form 20-F filed with the Securities and Exchange Commission on May 16, 2024.

1	NAMES OF REPORTING PERSONS
Bruno Heintz (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
0 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
13,292,182 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,292,182

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Mr. Bruno Heintz is the sole controlling person of the entity that serves as the managing director of E8 Partenaires.

(2) This percentage calculation is based on an aggregate of 271,010,790 Ordinary Shares outstanding as of December 31, 2023, as set out in Allego N.V.'s annual report on Form 20-F filed with the Securities and Exchange Commission on May 16, 2024.

1	NAMES OF REPORTING PERSONS
Jean-Marc Oury (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
0 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
13,292,182 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,292,182

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Mr. Jean-Marc Oury is the sole controlling person of, and holds usufruct interests in almost all of the shares of, the entity that serves as the President of E8 Partenaires. Mr. Jean-Marc Oury's usufruct interests are subject to the bare ownership interests of certain of his family members.

(2) This percentage calculation is based on an aggregate of 271,010,790 Ordinary Shares outstanding as of December 31, 2023, as set out in Allego N.V.'s annual report on Form 20-F filed with the Securities and Exchange Commission on May 16, 2024.

Item 1(a).	Name of Issuer:
Allego N.V.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
Westervoortsedijk 73 KB
6827 AV Arnhem
the Netherlands

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed jointly by each of the following persons (collectively, the "Reporting Persons") pursuant to a joint filing agreement attached hereto as Exhibit A:

E8 Partenaires
Bruno Heintz
Jean-Marc Oury

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

1.	E8 Partenaires
75 avenue des Champs Elysees
75008, Paris
France

2.	Bruno Heintz
75 avenue des Champs Elysees
75008, Paris
France

3.	Jean-Marc Oury
75 avenue des Champs Elysees
75008, Paris
France

Item 2(c).	Citizenship:
E8 Partenaires is organized in France.
Bruno Heintz and Jean-Marc Oury are both French citizens.

Item 2(d).	Title of Class of Securities:
Ordinary Shares, nominal value €0.12 per share.

Item 2(e).	CUSIP No.:
N0796A100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the Ordinary Shares by the Reporting Persons is provided as of August 8, 2024.

Reporting Person	Amount beneficially owned:	Percent of class (1):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
E8 Partenaires	13,292,182	4.9%	0 (2)	0 (2)	0 (3)(4)	13,292,182 (3)(4)
Bruno Heintz	13,292,182	4.9%	0 (2)	0 (2)	0 (3)(4)	13,292,182 (3)(4)
Jean-Marc Oury	13,292,182	4.9%	0 (2)	0 (2)	0 (3)(4)	13,292,182 (3)(4)

(1) These percentage calculations are based on an aggregate of 271,010,790 Ordinary Shares outstanding as of December 31, 2023, as set out in Allego N.V.'s annual report on Form 20-F filed with the Securities and Exchange Commission on May 16, 2024.

(2) E8 Partenaires ("E8") entered into an Irrevocable Power of Attorney and Prior Consent Agreement (the "POA Agreement") with Madeleine Charging B.V. ("Madeleine"), pursuant to which, among other things, E8 granted to Madeleine an irrevocable voting power of attorney to vote all the Ordinary Shares owned by E8 in connection with any vote submitted at a stockholder meeting. As a result of the transfer of voting power pursuant to the POA Agreement, none of the Reporting Persons have sole or shared voting power over any of the Ordinary Shares, and Madeleine and its ultimate controlling persons, which, to the Reporting Persons' knowledge, include various entities affiliated with Meridiam SAS, may be deemed to also beneficially own these shares. The POA Agreement will expire on the earlier of: (i) December 31, 2028; (ii) the date on which one of E8 or Madeleine no longer owns, directly or indirectly, any shares in Allego N.V. or any of its subsidiaries; (iii) the date on which the aggregate direct and indirect shareholdings owned by E8 or Madeleine in Allego N.V. is strictly below 50% of the share capital and voting rights of Allego N.V.; or (iv) the date on which Madeleine notifies E8 in writing of its intention to unilaterally terminate the power of attorney.

(3) In the POA Agreement, E8 agreed not to transfer 13,292,132 Ordinary Shares owned by it before September 30, 2026, without the prior written consent of Madeleine and subject to certain exceptions.

(4) Investment decisions with respect to the Ordinary Shares held by E8 are made jointly by Messrs. Bruno Heintz and Jean-Marc Oury.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit B.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2024

E8 PARTENAIRES

	By:	/s/ Bruno Heintz
Name: Bruno Heintz
Title: Authorized Person

/s/ Bruno Heintz
Bruno Heintz

/s/ Jean-Marc Oury
Jean-Marc Oury

LIST OF EXHIBITS

Exhibit A – Joint Filing Agreement*

Exhibit B – Identification of Members of the Group

* Previously filed as an exhibit to the Schedule 13G filed by the Reporting Persons on February 9, 2023.